SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND TWENTIETH

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba, State of Paraná. 2. DATE AND TIME: February 10, 2014 – 2:00 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER –  Secretary. 4. MATTER DISCUSSED AND RESOLUTION TAKEN:

I.      The Board approved, with the dissenting vote of the board members Marco Aurélio Rogeri Armelin and Natalino das Neves, the constitution of Oil & Gas Exploration Consortia in the State of Paraná, in which take part the companies Petra Energia S.A. (acting as operator, with a 30% interest), Bayar Empreendimentos e Participações Ltda. (30%), Tucumann Engenharia e Empreendimentos Ltda. (10%), and Companhia Paranaense de Energia - Copel (30%), resulting from Copel’s participation in the 12th Round of Bids of the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis - ANP (National Petroleum Agency.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman; LINDOLFO ZIMMER –  Secretary; CARLOS HOMERO GIACOMINI; JOSÉ RICHA FILHO; MARCO AURÉLIO ROGERI ARMELIN; NATALINO DAS NEVES; and NEY AMILTON CALDAS FERREIRA.

The full Minutes of the 120th Extraordinary Board of Director’s Meeting were drawn up in the Company’s Book no. 06, registered at the Paraná State Trade Registry under no. 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 11, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.